TSX, NYSE - HBM 2024 No. 10

News Release

Hudbay Completes Upsized Bought Deal Equity Offering

Toronto, Ontario, May 24, 2024 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) is pleased to announce that the Company has closed its previously announced public offering of common shares of the Company (the "Common Shares"). The underwriters exercised the full over-allotment option to purchase an additional 15% of the Common Shares in connection with the Offering. The Company issued, on a bought deal basis, 42,366,000 Common Shares, including 5,526,000 Common Shares pursuant to the exercise of the over-allotment option, at a price of US$9.50 per Common Share for aggregate gross proceeds of US$402,477,000 (the "Offering").

The Offering was completed pursuant to an underwriting agreement dated May 22, 2024 entered into between the Company and a syndicate of underwriters led by RBC Capital Markets and BMO Capital Markets, as Joint Bookrunners, and CIBC Capital Markets, National Bank Financial, Scotiabank and TD Securities as co-lead managers, and including Barclays Capital, Canaccord Genuity, Bank of America Merrill Lynch, Cormark Securities, ING Bank, Haywood Securities, Raymond James, Stifel Nicolaus, Eight Capital, and Paradigm Capital as co-managers.

The Company intends to use the net proceeds of the Offering to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, to enhance balance sheet flexibility through debt repayments as part of its "3P" plan for a sanctioning decision on Copper World, to evaluate mill throughput enhancement opportunities at Constancia and New Britannia, and for general corporate purposes, as further described in the Prospectus Supplement (as defined below).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Information

This news release and the previously announced press releases relating to the Offering contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as "forward-looking information"). All forward-looking information in news release is qualified by this cautionary note. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled" "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions).

TSX, NYSE - HBM 2024 No. 10

Forward-looking information herein includes, but is not limited to, statements related to the use of proceeds of the Offering and Hudbay's business, objectives, strategies, and intentions. Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Readers should refer to the prospectus supplement dated May 22, 2024 (the "Prospectus Supplement") to Hudbay's short form base shelf prospectus dated March 28, 2024 (the "Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission, and the documents incorporated by reference therein, for further disclosures in respect of the risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information herein. Subject to applicable securities law requirements, Hudbay undertakes no obligation to update or revise any forward-looking information after the date of any forward-looking information whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com